CONSENT OF DONALD HULSE

The undersigned hereby consents to the references to, and the information derived from, (i) the mineral reserve and resource estimates for the La Libertad Mine, and (ii) the report titled “NI 43-101 Technical Report, La Libertad Mine, La Libertad Region, Nicaragua” dated March 24, 2015, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 27, 2015, which is also being incorporated by reference into the registration statements on Form S-8 (No. 333-192555 and No. 333-200228) of B2Gold Corp.

/s/ Donald Hulse
Donald Hulse
March 27, 2015